NEWS RELEASE
TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA DRILLS 24.1 GRAMS PER TONNE GOLD OVER 7.5
METRES (3.0 METRES TRUE THICKNESS)

March 16, 2005 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) announces an update to the underground drilling program at its 100% owned high-grade Copperstone gold project in Arizona.

D-Zone Underground Core Drilling

Underground core drilling continues at the D-Zone. Objectives of this underground core drilling program are conversion of known historic indicated and inferred resources into measured resources and reserves, and mine planning. A total of 61 holes have been drilled with a combined length of 5,780 metres. Approximately 1,350 metres in 15 planned holes remain to be drilled in the program, which is about 80% complete and has a budget for the entire program of approximately US$1 million.

The most significant intercepts in the new assay results include a 7.5 metre zone grading 24.1 g/t gold in drill hole number DU5-57; a 3.5 metre zone grading 24.7 g/t gold in drill hole number DU5-58; and a 4.3 metre zone grading 26.9 g/t gold in drill hole number DU5-59.

As previously reported, these D-Zone drill intercepts are oblique to the mineralized Copperstone fault; true thicknesses of the D-Zone range up to 7 metres thick. True thickness of the DU5-57 intercept is 3 metres, with true thickness for the other intercepts announced here being generally between 2 and 3 metres.

The following table is a summary of assay results for this group of underground holes from the D-Zone drilling program:

Hole ID	From – To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
DU5-57	90.7-115.5	7.5	24.1	0.702	TR
Including	90.7-95.2	1.4	59.2	1.726	TR
DU5-58	39.4-51.0	3.5	24.7	0.720	0.3
And	57.2-67.0	3.0	3.4	0.098	1.2
DU5-59	0-5.8	1.8	14.5	0.424	0.3
And	16.5-24.0	2.3	14.5	0.424	0.3
And	114.4-118.4	1.2	29.5	0.860	TR
And	140.5-154.5	4.3	26.9	0.786	TR
DU5-60	0-14.0	4.3	12.1	0.352	TR
DU5-61	0-2.3	0.7	21.6	0.631	TR
And	72.9-79.2	1.9	32.1	0.937	TR
And	85.1-107.0	6.7	14.9	0.436	TR

Surface drilling programs continue on the project with a total of 6 drilling rigs currently active.

American Bonanza Gold Mining Corp. and International Taurus Resources Inc. (TSX-V:ITS) have signed a Definitive Agreement to merge companies, and have signed an agreement with Fairstar Explorations Inc. (TSX:FFR) to consolidate ownership of the Fenelon Gold Project in Quebec. All three Boards of Directors are unanimously in support of the transaction. Approval for this agreement will be voted on by the shareholders of the companies at individual meetings to be held on March 24, 2005. We encourage all shareholders to vote “YES” for the merger and transaction.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by international drilling contractors: Layne Christensen Company of Chandler, Arizona. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

Underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 5.9 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 296 core samples from the underground drilling were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 21 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp., Suite 1606-675 W. Hastings St., Vancouver, BC V6B 1N2